REGISTRATION AND REPORTING UNDER THE SECURITIES EXCHANGE ACT OF 1934 ANNUAL REPORTS ON FORM 11-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ____

Commission file number 0-18050

PWPIPE EMPLOYEES' SAVINGS PLAN
(Title of Plan)

PW EAGLE, INC.
222 SOUTH NINTH STREET, SUITE 2880
MINNEAPOLIS, MINNESOTA 55402
(Name and Address of Principal Executive Offices of Employer Issuer)

PRICEWATERHOUSECOOPERS

PWPipe Employees' Savings Plan

Report on Audit of Financial Statements at and for the Years Ended December 31, 2001 and 2000 and Supplemental Schedule at December 31, 2001

PWPipe Employees' Savings Plan
Index to Financial Statements

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
650 Third Avenue South
Suite 1300
Minneapolis MN 55402
Telephone (612) 596 6000
Facsimile (612) 373 7160

Report of Independent Accountants

To the Participants and Plan Administrator of
PWPipe Employees' Savings Plan:

In our opinion, the accompanying statement of assets available for benefits and the related statement of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of PWPipe Employees' Savings Plan (the Plan) at December 31, 2001 and 2000, and the changes in assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan Administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule referred to in the accompanying index is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan Administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 6, 2002

PWPipe Employees' Savings Plan
Statement of Assets Available for Benefits
At December 31, 2001 and 2000

	2001	2000
Investments:		
Registered investment companies/mutual funds	$ 24,080,005	$ 26,939,403
Guaranteed interest account	4,744,192	3,139,080
PW Eagle, Inc. common stock	240,356	182,181
Participant loans receivable	2,979,109	3,005,971
	32,043,662	33,266,635
Contributions receivable:		
Participants	50,057	139,155
Employer	18,756	2,406,813
Assets available for benefits	$ 32,112,475	$ 35,812,603

The accompanying notes are an integral part of the financial statements.

PWPipe Employees' Savings Plan
Statement of Changes in Assets Available for Benefits
For the years ended December 31, 2001 and 2000

	2001	2000
Investment income (loss):		
Interest and dividend income	$ 833,670	$ 650,388
Net depreciation of fair value of investments	(4,228,939)	(3,792,480)
	(3,395,269)	(3,142,092)
Contributions:		
Participants	2,031,596	2,176,455
Employer	711,582	4,337,863
	2,743,178	6,514,318
Transfers:		
Transfer from Mitsubishi Chemical America, Inc. Employee Savings Plan	-	28,864,968
Transfer from Eagle Pacific Industries, Inc. 401(k) Profit Sharing Plan	-	5,697,081
	-	34,562,049
Deductions:		
Benefits paid to participants	(3,024,060)	(2,096,239)
Administrative expenses	(23,977)	(25,433)
	(3,048,037)	(2,121,672)
Net (decrease) increase in assets available for benefits	(3,700,128)	35,812,603
Assets available for benefits:		
Beginning of year	35,812,603	-
End of year	$ 32,112,475	$ 35,812,603

The accompanying notes are an integral part of the financial statements.

1. Description of Plan

The following description of the PWPipe Employees' Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information regarding the Plan's definitions, eligibility and other matters.

General

The Plan is a contributory defined contribution plan covering all qualified employees who are at least 18 years old, who have been employed for at least three months and are not covered by a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Internal Revenue Code of 1986, as amended (the Code).

PW Eagle, Inc. (formerly Eagle Pacific Industries, Inc.) (the Company) acquired Pacific Western Extruded Plastics Company (PWPipe) on September 16, 1999. The Plan was established January 1, 2000 (date of inception). On January 1, 2000, the assets held for the employees of PWPipe within the Mitsubishi Chemical America, Inc. Employee Savings Plan (the MCA Plan) were transferred to the Plan. On April 3, 2000, the assets of the Eagle Pacific Industries, Inc. 401(k) Profit Sharing Plan (the Eagle Plan) were transferred to the Plan.

Contributions

Each year, eligible participants may contribute to the Plan up to 15% of their pre-tax annual compensation, as defined by the Plan. Participants may also contribute amounts representing rollover distributions from other qualified retirement plans with approval of the Administrative Committee.

The Company makes matching contributions of 50% of the eligible participants' pre-tax contributions up to the first 6% of compensation. Discretionary basic contributions may also be made by the Company, at its discretion, up to 4.5% of the compensation paid to the participant during the plan year. In addition, the Company may, at its discretion, make other supplemental contributions to the Plan as determined by the Company. The Plan provides for overall contribution limitations as prescribed by Internal Revenue Service (IRS) regulations.

The Company made no discretionary basic contributions or other supplemental contributions for the year ended December 31, 2001. The discretionary basic contributions and other supplemental contributions were $1,420,228 and $937,602, respectively, for the year ended December 31, 2000.

Participant Accounts

Participants direct the investment of their contributions into various investment options offered by the Plan. At December 31, 2001 and 2000, the Plan offered fourteen investment options. If an employee does not allocate their contributions, the amounts are placed in the Prudential Guaranteed Interest Account.

The allocation of the participant's contributions to these investment funds is selected by the participant and may be changed daily. Each participant's account is credited with the participant's contributions and his or her share of employer contributions, and an allocation of related investment earnings thereon. Allocation of investment income is based on the value of participant's account at the close of each day.

Vesting
Participants are 100% vested in their own contributions and related investment income at all times. Effective April 1, 2000, the Plan was amended so that participants are 100% vested in their account balance, including Company contributions and related investment income thereon, at all times. In addition, the Plan was amended so that participants become 100% vested in any employer contributions transferred from the MCA Plan or the Eagle Plan.

Payment of Benefits
On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount, installments or combination of the two equal to the value of the participant's vested interest in his or her account provided the vested account balance is not less than $5,000. All vested account balances less than $5,000 will be distributed through a lump sum payment.

Participant Loans
In accordance with the Plan document, participants may borrow up to 50% of their vested account balance, not to exceed $50,000. Loans must be repaid by the participant within five years unless the loan is used to acquire a participant's primary residence, in which case the term may not exceed 20 years. The loan interest rate shall not be less than 1% over the prime lending rate on the 15th day of the month (or next business day) prior to the beginning of the quarter. The rate is fixed for the entire quarter. Interest rates on outstanding loans at December 31, 2001 ranged from 7.5% to 10.5%. Loans mature at various dates through 2021 and are generally paid through monthly payroll deductions.

Plan Termination
The Company intends to continue the Plan without interruption but reserves the right to amend or terminate the Plan at any time. In the event of termination of the Plan, the Plan document provides that the assets of the Plan shall be allocated for the exclusive benefit of participants, their beneficiaries, survivors or estates.

2. Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on an accrual basis. The following is a summary of significant policies which are in conformity with accounting principles generally accepted in the United States of America consistently followed by the Plan in the preparation of its financial statements.

Valuation of Investments
Investments in mutual funds and common stock are stated at fair value based on quoted market prices. The Guaranteed Interest Account is composed of guaranteed investment contracts which are deemed fully benefit responsive by the Plan Administrator and Prudential Insurance Company of America and are carried at contract value which approximates fair value. Participant loans are valued at estimated fair value, consisting of principal outstanding and any related accrued interest.

Investment Earnings
Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date. The Plan presents in the Statement of Changes in Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Contributions
Participant contributions are recorded in the period the employer makes the payroll deductions. Employer matching contributions are accrued based on participant contributions. Employer discretionary basic and other supplemental contributions are recorded when approved by the Company.

Benefits Paid to Participants
Benefits paid to participants are recorded when paid.

Plan Expenses
Substantially all expenses related to maintaining the Plan are paid by the Company.

Use of Estimates
The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets available for benefits at the date of the financial statements and the changes in assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in various combinations of investment securities. Investment securities are exposed to various risk factors including, but not limited to, interest rates, market conditions and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Assets Available for Benefits in future periods.

3. Investments

The following presents the fair value of investments that represent 5% or more of the Plan's assets at December 31, 2001 and 2000:

	2001	2000
Prudential Funds:		
Stock Index Fund, 143,312 and 136,611 shares	$ 3,661,628	$ 4,075,154
Jennison Growth Fund, 506,028 and 515,698 shares	7,524,638	9,396,181
International Value Fund, 129,290 and 114,607 shares	2,265,158	2,572,916
Government Income Fund, 222,958 shares and 0 shares	2,002,167	-
Scudder Total Return Fund, 343,029 and 379,214 shares	3,121,568	3,795,930
Franklin California Growth Fund, 56,676 and 57,877 shares	1,800,031	2,394,352
Prudential Insurance Guaranteed Interest Account	4,744,192	3,139,080
All other investments	6,924,280	7,893,022
	$ 32,043,662	$ 33,266,635

The Plan's investments depreciated in value for the years ended December 31, 2001 and 2000, as follows:

	2001	2000
Registered investment companies	$ (4,114,010)	$ (3,667,704)
PW Eagle, Inc. common stock	(114,929)	(124,776)
	$ (4,228,939)	$ (3,792,480)

The Prudential Guaranteed Interest Account consists of investment in fixed income securities having short to intermediate maturities. The interest rate for the Guaranteed Interest Account was 4.5% and 6.1% at December 31, 2001 and 2000, respectively. During the years ended December 31, 2001 and 2000, the Guaranteed Interest Account had an effective yield of approximately 6.1% and 5.5%, respectively. Interest on money invested in the Guaranteed Interest Account is credited daily. The announced interest rate stays in effect through the end of the following calendar year and the renewal interest rate is revised quarterly.

4. **Tax Status**

The Plan has applied for but not yet obtained a tax qualification determination letter from the IRS. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. **Information Certified by Prudential Insurance Company of America (Trustee)**

The Trustee of the Plan is Prudential Insurance Company of America. The Trustee holds the Plan's assets and executes transactions and makes payments of benefits. Investments and the related income have been certified for completeness and accuracy by the Trustee. In addition, information presented in the supplemental schedule has also been certified as complete and accurate by the Trustee.

6. **Related Party Transactions**

The Trustee is authorized under contract provisions and by ERISA regulations to invest in securities under their control. Thus, all transactions with Prudential Funds are not considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

SUPPLEMENTAL SCHEDULE

PWPipe Employees' Savings Plan
Schedule of Assets (Held at End of Year)
At December 31, 2001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost **	(e) Current Value
	Prudential Funds:			
*	Small Company Value Fund	Mutual fund		$ 881,128
*	Stock Index Fund	Mutual fund		3,661,628
*	Jennison Growth Fund	Mutual fund		7,524,638
*	Jennison Equity Opportunity Fund	Mutual fund		321,738
*	Government Income Fund	Mutual fund		2,002,167
*	International Value Fund	Mutual fund		2,265,158
	PIMCO Total Return Fund	Mutual fund		1,096,423
	MFS Value Fund	Mutual fund		639,759
	AIM International Equity Fund	Mutual fund		117,018
	Scudder Total Return Fund	Mutual fund		3,121,568
	Fidelity Advisors Growth Opportunity Fund	Mutual fund		648,749
	Franklin California Growth Fund	Mutual fund		1,800,031
*	PW Eagle, Inc.	Common stock		240,356
*	Prudential Insurance	Guaranteed interest account		4,744,192
*	Participant loans	Participant loans receivable, 7.5%-10.5%, payable through November 29, 2021		2,979,109
	Total			$ 32,043,662

* Denotes party-in-interest.

** Historical cost information is omitted as it is no longer required by the Department of Labor under the instructions to the Form 5500.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PWPIPE EMPLOYEES' SAVINGS PLAN

BY: __________________________________

Neil R. Chinn
Plan Administrator
Vice President Human Resources
PW Eagle, Inc.

Date: June 21, 2002

EXHIBIT INDEX

Number	Description
99.1	Consent of Independent Accountants

Exhibit 99.1

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-64002) of PW Eagle, Inc. of our report dated June 6, 2002, relating to the financial statements of the PWPipe Employees' Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 21, 2002